Exhibit 12.1
WESTERN ASSET MORTGAGE CAPITAL CORPORATION

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the year ended December 31,					For the period from May 15, 2012 (commencement of operations) through
	2016	2015	2014	2013		12/31/2012
Income(loss) from continuing operations before income taxes	$(21,859)	$(9,484)	$100,713	$(27,855)		$57,277
Fixed charges and preferred stock dividends:
Interest expense	32,430	27,605	22,263	18,019		8,094
Interest expense on Linked Transactions	0	0	546	271		0
Preferred stock dividends [a]	0	0	0	0		0
Total fixed charges and preferred stock dividends	32,430	27,605	22,809	18,290		8,094
Total earnings available to cover fixed charges and preferred stock dividends	$10,571	$18,121	$123,522	$(9,565)	[b]	$65,371
Ratio of earnings to combined fixed charges and preferred stock dividends	0.33	0.66	5.42	0		8.08

a. We have not issued any preferred stock from inception through December 31, 2016.
b. Earnings for the year ended December 31, 2013 were inadequate to cover all fixed charges. The deficiency was $9,565.